UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 23, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Genetic Technologies LTD
File No. 0-51504 - CF#21407

Genetic Technologies LTD submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Form 20-F filed on December 20, 2007.

Based on representations by Genetic Technologies LTD that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.14	through December 20, 2012
Exhibit 4.15	through December 20, 2012
Exhibit 4.16	through December 20, 2012
Exhibit 4.17	through December 20, 2012
Exhibit 4.18	through December 20, 2012
Exhibit 4.19	through December 20, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael McTiernan
Special Counsel